November 16, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	PainCare Holdings, Inc. Form 10-KSB for Fiscal year Ended December 31, 2004,

File No. 001-14160

Dear Mr. Rosenberg:

I am writing in response to your response letter dated October 27, 2005 regarding the above referenced filing. Please find our responses outlined below.

Significant Accounting Policies & Estimates:

1) “Refer to your response to our comment 1a. Please tell us, in disclosure type format, what factors are considered in determining your contractual allowance estimate. It appears based on your response that you are focusing on a collection rate, as opposed to an allowance against revenues recorded. Please clarify the use of the fee schedule discussed in your response to comment 2 as it relates to estimating your contractual allowance.”

Management estimates allowances for contractual adjustments and uncollectible amounts on accounts receivable based upon historical experience and other factors, including evaluation of expected adjustments and delinquency rates, past adjustments and collection experience in relation to amounts billed, an aging of accounts receivable, current contract and reimbursement terms, changes in payor mix and other relevant information. These contractual adjustments result from the difference between the physician rates for services performed and the reimbursements by government sponsored health care programs (Medicare) and insurance companies for such services.

2) “Please tell us your basis for using cash receipts as a factor in determining revenues and the accounting literature you are using to support your basis”

We do not use cash receipts as a basis for recording revenue. We record revenue based on gross charges less contractual allowances. The cash receipts figure is used to insure that the amount recorded as revenue is in line with the cash actually received. This way all changes to the historical collection rate are made on a month to month basis. The accounts receivable balance reflects the expected receipt of the gross charges for the month. We believe this method to be the most conservative because accounts receivable are stated at their net realizable value.

3) “With regards to your response to our comment 1c, it appears that you have provided a year-to-year analysis regarding the change in contractual adjustments as opposed to the change in prior period contractual adjustment that was recorded along with the current period contractual adjustment. Please revise your response in disclosure-type format to quantify and provide the amount of changes in the prior period contractual adjustment that were made in the current year.”

The table below outlines the changes in prior period contractual adjustments recorded, along with the current period contractual allowance.

	2003	2004
Charge offs during the year for 2002 acquisitions	(6,235,868)	—
Charge offs during the year for 2003 acquisitions	(1,434,370)	(7,122,810)
Charge offs during the year for 2004 acquisitions	—	(12,143,682)
Change in estimates	505,870	(233,615)

Total Charge offs	(7,164,368)	(19,500,107)

4) “Please clarify for us why the acquisitions had such a significant impact on your estimates for contractual adjustments and quantify the impact related to the acquisitions for each period presented. Clarify if the change in contractual adjustments relating to the acquisitions was for the current year contractual adjustment or for the prior period contractual adjustment.”

The table below quantifies the impact acquisitions had on the contractual allowance for each period presented.

	2003	2004
Prior period contractual allowance (January 1)	6,539,650	10,211,695
Charge offs during the year	(7,164,368)	(19,500,107)
Contractual allowances for practices acquired during the year	752,449	9,737,958
Contractual allowances for practices during the year	10,083,963	28,319,093

Current period contractual allowance (December 31)	10,211,694	28,768,639

5) “Refer to your response to our comment 1d. Please tell us why you believe a 1% change in the estimated contractual allowance is a reasonable likely sensitivity analysis. We believe a reasonably likely scenario should be disclosed. Please revise or clarify your response.”

The average historical change in the estimated contractual allowance is approximately 1.8%. Based on the historical change, we believe a 1% change is a reasonably likely sensitivity analysis. Therefore, a change of 1% in the estimated allowance causes a change in net revenue of approximately $107,632 for 2003 and $292,018 for 2004.

6) “To enhance our understanding of your methodology for recording revenues and receivables, please provide un journal entries with regards to recording your revenue, accounts receivable, contractual allowance and allowance for bad debt using an example of when patient services are provided. Include subsequent journal entries for when payments are received. Address the application of the formula presented in your response to our comment 1a.”

Journal entry #1	Debit	Credit
Accounts Receivable	1,500
Revenue		1,500

To record the Patient service revenue billed to third party

Journal entry #2	Debit	Credit
Revenue	750
Contractual allowance (A/R)		750

To record the contractual allowance based on historical collection rates. Assume 50%.

Journal entry #3	Debit	Credit
Cash	700
Accounts Receivable		750
Bad Debt expense	50

To record the cash received from the third party payor and record the bad debt expense that reflects the difference in the actual collection rate.

Journal entry #4
Cash	30
Patient portion of accounts receivable		30

To record the amount due from and paid by the patient

Journal entry #5
Bad debt expense	20
Patient portion of accounts receivable		20

To record the bad debt expense

7) “Please refer to your response to our comment 1e. Please tell us why the weighted average allowance for credit losses and contractual adjustments is so high (i.e. 52.6% and 51.8% at 12/31/03 and 12/31/04, respectively). Based on the table provided, you have provided an allowance for 2004 for all amounts over 60 days old and some amounts in the 31-60 day aging bracket.”

The reason the weighted average allowance for credit losses and contractual adjustments is so high is because Medicare and other third party payors typically pay a fraction of our gross charges. Each segment (i.e. current, 31-60 etc.) has some amount that is uncollectible due to this difference. The segments less than 90 days have a higher percentage of collectible amounts than those over 90 but each segment has some portion that is uncollectible. For example, in our previously described journal entries in response #6 we outline the effect on accounts receivable at each stage. Typically our payments are received from 60 to 90 days in arrears from billing. Any balance due from the patient or other tertiary insurer is in the greater than 90 day’s receivable segment. The bad debt expense is not written off until either the patient portion or tertiary insurance payments are made. These entries cause our greater than 90 day’s segment to have a higher uncollectible amount than those less than 90 days. Each segment is not reported at net realizable value, but the total amount is recorded at net realizable value.

Liquidity & Capital Resources:

8) “Refer to your response to our comment 2. Please clarify in disclosure-type format what steps are taken after receiving the initial payment from the payor with regards to any remaining balance (i.e. pursue collection of remaining balance from patient or secondary insurance, as applicable, etc.).

Any remaining balance after receiving the initial payment from the payor is applied to a secondary insurer, if applicable. If no secondary insurer is applicable the balance is applied to the patient and a bill is submitted. After approximately 120 days if no payment is received it is turned over to a collection company and written off the books.

Convertible Debt:

9) “Refer to your response to our comment 4. Tell us how you determined fair value (i.e. Black Scholes). You state in your response that you applied APB 14 in accounting for the debentures and warrants however we did not see any amount recorded to APIC related to the warrants. Please advise.”

The fair value of the warrants were estimated to be zero because the warrants were so far out of the money at the time of issuance and the underlying shares were not registered and were therefore subject to Rule 144 reducing the warrants marketability. The following table details the warrants before repricing on October 15, 2004.

Warrant Holder	Grant Date	No. Warrant Shares	Exercise Price	Market Price on Grant Date
Midsummer Investments	12/18/2003	315,829	$2.73	$2.41
Midsummer Investments	12/18/2003	315,829	$2.85	$2.41
Islandia, L.P.	12/18/2003	315,829	$2.73	$2.41
Islandia, L.P.	12/18/2003	315,829	$2.85	$2.41
Laurus Master Fund	2/24/2004	200,000	$4.24	$3.23
Laurus Master Fund	2/24/2004	150,000	$4.58	$3.23
Laurus Master Fund	2/24/2004	100,000	$4.92	$3.23
Laurus Master Fund	3/22/2004	233,000	$3.60	$2.88
Laurus Master Fund	3/22/2004	183,000	$3.89	$2.88
Laurus Master Fund	3/22/2004	134,000	$4.18	$2.88
Laurus Master Fund	7/7/2004	82,500	$3.60	$3.15
Laurus Master Fund	7/1/2004	82,500	$3.76	$3.15
Midsummer Investments	7/1/2004	82,500	$3.60	$3.15
Midsummer Investments	7/1/2004	82,500	$3.76	$3.15

The following table details the warrants after repricing on October 15, 2004:

Warrant Holder	Grant Date	Repriced Date	No. Warrant Shares	Adjusted Exercise Price	Market Price on Repriced Date
Midsummer Investments	12/18/2003	10/15/2004	315,829	$1.90	$1.90
Midsummer Investments	12/18/2003	10/15/2004	315,829	$1.90	$1.90
Islandia, L.P.	12/18/2003	10/15/2004	315,829	$1.90	$1.90
Islandia, L.P.	12/18/2003	10/15/2004	315,829	$1.90	$1.90
Laurus Master Fund	2/24/2004	10/15/2004	200,000	$3.12	$1.90
Laurus Master Fund	2/24/2004	10/15/2004	150,000	$3.12	$1.90
Laurus Master Fund	2/24/2004	10/15/2004	100,000	$3.12	$1.90
Laurus Master Fund	3/22/2004	10/15/2004	233,000	$2.70	$1.90
Laurus Master Fund	3/22/2004	10/15/2004	183,000	$2.70	$1.90
Laurus Master Fund	3/22/2004	10/15/2004	134,000	$2.70	$1.90
Laurus Master Fund	7/1/2004	10/15/2004	82,500	$2.92	$1.90
Laurus Master Fund	7/1/2004	10/15/2004	82,500	$2.92	$1.90
Midsummer	7/1/2004	10/15/2004	82,500	$1.90	$1.90
Midsummer	7/1/2004	10/15/2004	82,500	$1.90	$1.90

Additional information for convertible debentures:

Midsummer/Islandia (12/17/2003):

On December 18, 2003, we completed a private placement offering of $10 million in 7.5% Convertible Debentures to two institutional investors, Midsummer Investments Ltd. and Islandia L. P. The Debentures are due December 2006 and are convertible into shares of common stock at a fixed price of $2.6121 per share. Interest on the Debentures is payable in quarterly installments commencing in March 2004 in cash or stock, at our election. The investors also received warrants to purchase 1,273,316 shares of common stock. The warrants have a term of four years and are exercisable as follows: 631,658 shares at $2.730905 per share and 631,658 warrants at $2.84964 per share. ‘The debentures and the warrants have full ratchet anti-dilution protection, which means that, with certain exceptions, if we issue common stock or securities convertible or exercisable for common stock, with a purchase, conversion or exercise price below the conversion price of the debentures and the exercise price of the warrants, such conversion and exercise prices are automatically reduced to the lower price, which was $1.90.’

Laurus (2/24/04)

On March 2, 2004, we completed a $5 million private placement with Laurus Master Fund, Ltd., a private equity fund based in New York City. The financing consisted of $5 million principal amount of a secured convertible term note and warrants to purchase 450,000 shares of Common Stock. The warrants have an exercise price of $4.24 per share for the first 200,000 shares, $4.58 per share for next 150,000 shares and $4.92 per share for the remaining shares. The warrants are exercisable until February 27, 2011. The note bears interest at a fluctuating interest rate equal at all times to the prime rate plus 2%, subject to reduction if the value weighted average price of the Company’s common stock exceeds certain benchmarks. The initial interest rate on the note is 6%. The note is convertible into shares of common stock at a price of $3.39 per share (subject to adjustment), which share price is equal to 105% of the average closing price during the ten trading days prior to closing. The Company may require that the holder of the note convert its outstanding Note into common stock under specified circumstances. The principal amount of the note is repayable in monthly installments, commencing as of June 1, 2004, in the initial amount of $50,000 eventually increasing to $181,667, with a final installment of $500,000 and may be paid, at the Company’s option, in cash or, subject to certain conditions, additional shares of common stock. Interest on the note is payable monthly and may be paid, at the Company’s option, in cash or, subject to certain conditions, additional shares of common stock. ‘The note is subject to weighted average anti-dilution protection, which means that, with certain exceptions, if we issue common stock or securities convertible or exercisable for common stock, with a purchase, conversion or exercise price below the conversion price of the notes, such conversion price is automatically reduced by an amount that takes into account the amount of dilution caused by the lower priced securities. The note’s adjusted price is $3.12.’

Laurus (3/22/04)

On March 22, 2004, we completed a second $5 million private placement with Laurus, consisting of $5 million principal amount of a secured convertible term note and warrants to purchase 550,000 shares of Common Stock. The warrants have an exercise price of $3.60 per share for the first 233,000 shares, $3.89 per share for next 183,000 shares and $4.18 per share for the remaining shares. The warrants are exercisable until March 22, 2011. The note bears interest at a fluctuating interest rate equal at all times to the prime rate plus 2%, subject to reduction if the value weighted average price of the Company’s common stock exceeds certain benchmarks. The initial interest rate on the note is 6%. The note is convertible into shares of common stock at a price of $2.88 per share (subject to adjustment), which share price is equal to the average closing price during the ten trading days prior to closing. The Company may require that the holder of the note convert its outstanding note into common stock under specified circumstances. The principal amount of the note is repayable in monthly installments, commencing as of July 1, 2004, in the initial amount of $50,000 eventually increasing to $181,667, with a final installment of $500,000 and may be paid, at the Company’s option, in cash or, subject to certain conditions, additional shares of common stock. Interest on the note is payable monthly and may be paid, at the Company’s option, in cash or, subject to certain conditions, additional shares of common stock. ‘The note is subject to weighted average anti-dilution protection, which means that, with certain exceptions, if we issue common stock or securities convertible or exercisable for common stock, with a purchase, conversion or exercise price below the conversion price of the notes, such conversion price is automatically reduced by an amount that takes into account the amount of dilution caused by the lower priced securities. The note’s adjusted price is $2.88.’

Laurus (7/1/04)

The Note is convertible into shares of Common Stock at a price of $3.15 per share (subject to adjustment). The Company may require that the holder convert its outstanding note into common stock under specified circumstances. The principal amount of the note is repayable in monthly installments, commencing as of October 1, 2004, in the initial amount of $50,000 eventually increasing to 60,000 and may be paid, at the Company’s option, in cash or, subject to certain conditions, additional shares of common stock. ‘The note is subject to weighted average anti-dilution protection, which means that, with certain exceptions, if we issue common stock or securities convertible or exercisable for common stock, with a purchase, conversion or exercise price below the conversion price of the notes, such conversion price is automatically reduced by an amount that takes into account the amount of dilution caused by the lower priced securities. The note’s adjusted price is $2.92.’

Midsummer (7/1/04)

The 7.5% Convertible Debenture is due June 2007 and is convertible into shares of the Company’s common stock at $3.15 per share. Interest on the Debenture is payable in quarterly installments commencing in September 2004 in cash or stock, at the Company’s election. The warrants issued to Midsummer have a term of four years and are exercisable as follows: 82,500 shares at $3.60 per shares and the remaining shares at $3.76 per share. ‘The debentures and the warrants have full ratchet anti-dilution protection, which means that, with certain exceptions, if we issue common stock or securities convertible or exercisable for common stock, with a purchase, conversion or exercise price below the conversion price of the debentures and the exercise price of the warrants, such conversion and exercise prices are automatically reduced to the lower price, which was $1.90.’

10) “Please address the criteria in FAS 133 paragraph 6 in determining if the debenture is a derivative, specifically 6c (net settlement). Refer also to paragraph 9. Specifically tell us if the warrants contain a “cashless exercise” option.”

We believe that our convertible debentures do not fit the definition of a derivative, based on the criteria outlined in FAS 133 paragraph. According to FAS 133, paragraph 6, three characteristics must be met to be considered a derivative. Although our convertible debentures meet characteristics 6a and 6c, we believe they do not meet 6b.

The warrants issued to Midsummer Investments, Ltd. and Islandia, L.P. do not contain a general “cashless exercise” option. However, the warrant agreements did include a provision, permitting the use of a “cashless exercise” option in the event the shares underlying the warrant were not registered in a Registration Statement effective within the first year of the warrant grant date. Since all warrant shares related to the convertible debentures with Midsummer and Islandia were registered within one year of grant, the “cashless exercise” option is not applicable.

The warrants issued to Laurus Master Fund, Ltd. do contain a “cashless exercise” option.

11) “Please provide us your analysis of EITF 00-19 regarding your warrants issued to non-employees. Please provide all significant terms of the warrant agreement, including any requirements to register, any requirements for cash settlement, and any liquidating damages or penalties that could be incurred.”

Warrant Agreement Terms:

Midsummer/Islandia:

Requirements to register: Yes, by the forty fifth calendar date from the date granted.
Cash settlement requirements: There is no cash settlement requirement.
Cashless exercise option: If there is no Registration Statement filed from one year of agreement the warrants may be exercised Net-share settlement.
Liquidating damages or penalties: There are none specified in the documents.
Can the Company settle in unregistered shares? Yes, Paragraph 3d.
Are there required cash payments if the company fails to make timely filings? No.
Are cash ‘top off’ or ‘make whole’ provisions included? No.
This contract requires physical or net-share settlement. The company has no choice.
Net share settlement only applies in limited circumstances described above.

This would be classified as a permanent equity instrument.

Laurus:

Requirements to register: Yes, by the forty fifth calendar date from the date signed.
Cash settlement requirements: There is no cash settlement requirement.
Cashless exercise option: Specifically permitted under Paragraph 2.2
Liquidating damages or penalties: There are none specified in the documents.
Can the Company settle in unregistered shares? Yes, Paragraph 2
Are there required cash payments if the company fails to make timely filings? No.
Are cash ‘top off’ or ‘make whole’ provisions included? No.
This contract requires physical or net-share settlement. The company has no choice.
Net share settlement only applies in circumstances described above.

This would be classified as a permanent equity instrument.

12) “Refer to your response to our comment 5. Please provide us your analysis for each convertible debt issued of why you believe there is not a beneficial conversion feature related to your convertible debt. Specifically address the difference between the conversion rate and market rate. For example, the convertible debt issued on December 18, 2003 which is convertible by the investors at any time at a price of $1.90 per share had a closing market price above the conversion price on the date of issuance. Refer to EITF 98-5 and 00-27.

Table A below outlines all convertible debentures issued during fiscal years 2003 and 2004. The conversion prices for all convertible debentures were set at market at the time the convertible debentures became effective. All of the Convertible Debenture Agreements include a clause that the conversion price be reset in the event PainCare sells any capital shares at an effective price per share, which is less than the set conversion prices in the debenture agreements. PainCare sold shares of common stock through a secondary offering in October 2004 at a price of $1.90 per share. Due to this secondary offering, all of the convertible debentures were subsequently repriced in October 2004, in accordance with the Convertible Debenture Agreements. Table B outlines the adjusted conversion prices.

TABLE A

Convertible Debentures	Close Date	Debenture Principal	Original Conversion Price	Market Price
Midsummer/Islandia	12/17/03	$10,000,000	$2.6121	$2.41
Laurus Master Fund	2/27/04	$5,000,000	$3.39	$3.23
Laurus Master Fund	3/22/04	$5,000,000	$2.88	$2.88
Laurus Master Fund	6/30/04	$1,500,000	$3.15	$3.15
Midsummer Investments	6/30/04	$1,500,000	$3.15	$3.15

TABLE B - Debenture Repricing:

Convertible Debentures	Price Adjustment Date	Adjusted Conversion Price	Market Price on Date of Repricing
Midsummer/Islandia	10/15/04	$1.90	$1.90
Laurus Master Fund	10/15/04	$3.12	$1.90
Laurus Master Fund	10/15/04	$2.70	$1.90
Laurus Master Fund	10/15/04	$2.92	$1.90
Midsummer Investments	10/15/04	$1.90	$1.90

Consolidated Statements of Operations

(b) Summary of Significant Accounting Policies

Revenue Recognition:

13) “Refer to your response to our comment 8. Your provision and charge-offs for contractual allowance increased significantly from 2003 to 2004. Please provide us, in disclosure type format for MD&A, the reason for the change in the provision for charge offs.”

2003 – The charge-offs increased by $1,900,998 to $7,164,368 from $5,263,370 primarily due to acquisitions occurring during the year. The charge-offs from acquisitions were approximately $1,434,370. The balance was due primarily to changes in billing codes that reduced the collection rates.

2004 – The charge-offs increased by $12,335,739 to $19,500,107 from $7,164,368 primarily due to acquisitions occurring during the year. The charge-offs from acquisitions were approximately $12,143,682. The balance was due primarily to changes in billing codes that reduced the collection rates.

Note 8 Acquisitions:

14) “Refer to your response to our comment 9. It appears that you should attribute a value to any management agreement acquired in the acquisitions and the amortization period of those agreements should be relatively short. In addition, you state on page 2 that you have relationships with 37 physician practices. It appears that there may be some value that should have been attributed to your customer relationships in connection with the acquisitions.”

We do not acquire management agreements as part of our physician practice acquisitions. Instead, we acquire the non-medical assets of a physician practice and execute a long-term management agreement with the physician’s newly formed entity, where we provide various management services for a management fee.

Of the 37 physician practice relationships, only 15 were physician practice acquisitions, which fall under the description in the above paragraph. At this point in time, we had limited management agreements with the remaining 22 practices to provide various healthcare services through a revenue-sharing arrangement. We do not acquire any portion of the physician practice or practice assets as part of the limited management agreements.

As the Chief Financial and Accounting Officer of PainCare Holdings, Inc., I acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or nay person under the federal securities laws of the United States.

Please feel free to contact me with any questions at 407-367-0944.

Sincerely,

Mark Szporka

Chief Financial & Accounting Officer